Exhibit 99.1

SCAILEX CORPORATION LTD.
(“Scailex” or “the Company”)

Re: Immediate Report of a summoning of a General Meeting
pursuant to the Companies Law, 5759 - 1999 (the "Companies Law") and the
Securities Regulations (Transaction Between a Company and a Controlling
Shareholder Therein), 5761 - 2001 ("Controlling Shareholder Regulations")

An Immediate Report is hereby issued pursuant to the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970 (“Immediate Report Regulations”), the Companies Law, 5759 – 1999 (the “Companies Law”), the Companies Regulations (Announcement of a General Meeting and a Class Meeting in a Public Company), 5760 – 2000 (“Announcement of Meeting Regulations”), and pursuant to the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein), 5761 – 2001 (“Regulations for a Transaction Between a Company and a Controlling Shareholder Therein”) regarding the summoning of an Annual and Extraordinary General Meeting of Shareholders of Scailex, which shall convene on February 5, 2009, at 11:00 a.m., the agenda of which is as specified hereunder:

Agenda of the Company’s Annual General Meeting

The following resolutions shall be placed on the agenda of the Company’s Annual General Meeting:

a.	reappointment of the directors holding office at this time (other than the outside directors) as members of the Company’s Board of Directors: Mr. Ilan Ben-Dov, Mr. Yossi Arad, Ms. Iris Beck, Mr. Shalom Singer, Mr. Yechiel Feingold and Dr. Arye Ovadia;

b.	reappointment of Mr. Yoav Biran for an additional term of office (of three years commencing as of the date of the General Meeting) as an outside director of the Company;

c.	approval of the grant of exculpation and indemnification to Mr. Ilan Ben-Dov, Chairman of the Company’s Board of Directors, who is considered the indirect controlling shareholder in the Company: on December 28, 2008, after having received the approval of the Company’s Audit Committee, and subject to approval by the General Meeting being summoned in this Report, the Company’s Board of Directors resolved to issue a letter of exculpationand a letter of indemnity, in the Company’s customary form for all of its office holders, to the Chairman of the Company’s Board of Directors and the indirect controlling shareholder therein, Mr. Ilan Ben-Dov, effective from July 1, 2008;

d.	approval of the Company entering into an agreement for the purchase of of its own shares that are owned by Tao Tsuot Ltd. (“Tao”), a company controlled by the indirect controlling shareholder in the Company: on December 28, 2008, after having received the approval of the Company’s Audit Committee and Board of Directors, and subject to approval by the General Meeting being convened pursuant to this Report, the Company entered into an transaction with Tao whereby shares of Scailex that shall are owned by Tao on the execution date of the transaction (but not less than 9 million shares) shall be sold to Scailex in consideration of a cash payment of about NIS 30 per share, and for an aggregate consideration of not less than NIS 270 million and not more than NIS 277.9 million (depending upon the quantity of shares that shall be purchased);

e.	approval of the reappointment of the accounting firm of Brightman, Almagor, Zohar and Co. as the Company’s auditor for the year ending December 31, 2009, and authorization of the Company’s Board of Directors to fix the remuneration of the auditor, according to the volume and nature of the services being provided by it in this regard;

f.	discussion of the Financial Statements and Directors’ Report for the year ended December 31, 2007.

Name of the controlling shareholder having a personal interest in the resolutions and the nature of his personal interest

a.	Grant of exculpation and indemnification to Mr. Ilan Ben-Dov, the Chairman of the Company’s Board of Directors, and the indirect controlling shareholder in the Company: Mr. Ilan Ben-Dov, the Chairman of the Company’s Board of Directors and the indirect controlling shareholder therein, by virtue of his control over Suny Electronics Ltd. (“Suny Electronics”) (in light of his holdings of approximately 68.74% of the issued share capital of Suny Electronics) and by virtue of his direct holdings in the Company (personally or through companies wholly owned by him), of approximately 0.31% of the Company’s issued share capital (excluding treasury shares), has a personal interest in the approval of the resolution in light of the nature thereof and in light of the fact that it concerns a benefit being granted to him. Suny Electronics, the direct controlling shareholder in the Company, by virtue of its holdings of 64.58% of the Company’s issued share capital (excluding treasury shares), has a personal interest in the approval of the resolution, in light of the fact that it concerns a benefit being granted to its controlling shareholder, Mr. Ilan Ben-Dov, who also holds office as Joint Chief Executive Officer and as Chairman of the Board of Directors of Suny Electronics. Tao, which is an interested party in the Company, by virtue of its holdings of approximately 24.87% of the Company’s issued share capital (excluding treasury shares), and which is a company controlled by the indirect controlling shareholder in the Company, Mr. Ilan Ben-Dov (by virtue of his holdings of some 80.67% of Tao’s issued share capital), has a personal interest in the approval of the resolution in light of the fact that it concerns a benefit being granted to its controlling shareholder.

b.	The Company’s entering into an agreement for the purchase of Scailex shares owned by Tao Tsuot Ltd., a company controlled by the indirect controlling shareholder in the Company: Mr. Ilan Ben-Dov, Chairman of the Company’s Board of Directors and the controlling shareholder therein, by virtue of his holdings specified above, has a personal interest in the approval of this resolution in light of the fact that the agreement is being transacted between two companies under his control – Scailex and Tao – and in light of the personal interest of Suny Electronics in the resolution. Suny Electronics, the direct controlling shareholder in the Company, by virtue of its holdings of 64.58% of the Company’s issued share capital (excluding treasury shares) has a personal interest in the approval of this resolution, in light of the fact that its controlling shareholder, Mr. Ilan Ben-Dov, who also holds office as Chairman of the Board and as Joint Chief Executive Officer of Suny Electronics, has a personal interest as specified above, and, in light of the fact that, as a result of the execution of the transaction, the holdings of Suny Electronics in the issued share capital and voting rights in the Company shall increase to 85.96% (excluding treasury shares, and assuming that Scailex shall purchase all of the Scailex shares currently held by Tao); consequently, Suny Electronics shall hold a percentage of the voting rights that shall enable it, pursuant to the Company’s Articles of Association, to pass special resolutions during the Company’s General Meetings without needing the support of other shareholders. Tao, which is an interested party in the Company, by virtue of its holdings as specified above, has a personal interest in the approval of the transaction in light of the fact that it is the other party to the transaction.

Names of the directors who have a personal interest in the approval of the resolutions, and the nature of their personal interest

a.	Grant of exculpation and indemnification to Mr. Ilan Ben-Dov, the Chairman of the Company’s Board of Directors, and the indirect controlling shareholder in the Company: specified hereunder are the names of those directors having a personal interest in the approval of the said resolution:

(1)	Mr. Ilan Ben-Dov – the Chairman of the Company’s Board of Directors and the indirect controlling shareholder therein, has a personal interest in the approval of the resolution in light of the nature thereof and in light of the fact that it concerns a benefit being granted to him;

(2)	Mr. Yossi Arad – has a personal interest in the approval of the resolution, for the sake of prudence, and this, in light of his links to the Suny Group and to Ilan Ben-Dov, which derives from the fact that Mr. Arad is both the C.E.O. and a director of Tao, which is a company controlled by Ilan Ben-Dov (who is Chairman of Tao’s Board of Directors), who has a personal interest in the approval of the resolution as stated.

b.	The Company’s entering into an agreement for the purchase of Scailex shares owned by Tao Tsuot Ltd., a company controlled by the indirect controlling shareholder in the Company: specified hereunder are the names of those directors having a personal interest in the approval of this resolution:

(1)	Mr. Ilan Ben-Dov, Chairman of the Company’s Board of Directors and the controlling shareholder therein, has a personal interest in the approval of this transaction in light of the fact that it is being transacted between two companies under his control – Scailex and Tao – and in light of the personal interest of Suny Electronics as specified above.

(2)	Mr. Yossi Arad – has a personal interest in the approval of the transaction in light of his being the Chief Executive Officer, a director, and a shareholder of Tao, which is the other party to the transaction.

Details of the General Meeting

Venue, date and time of the Meeting: the Annual and Special General Meeting of the Company’s shareholders shall convene on Thursday morning, February 5, 2009, at 11:00 a.m. at the Company’s registered office at 48 Ben Zion Galis Street, Petach Tikva, Israel.

Agenda: (a) approval of the reappointment of the directors holding office at this time (other than the outside directors) as members of the Company’s Board of Directors; (b) the reappointment of Mr. Yoav Biran for an additional term of office (of three years commencing as of the date of the General Meeting) as an outside director of the Company; (c) approval of the grant of indemnification and exculpation to Mr. Ilan Ben-Dov, Chairman of the Company’s Board of Directors, who is considered the indirect controlling shareholder in the Company; (d) approval of the Company entering into an agreement for the purchase of its own shares from Tao Tsuot Ltd., a company controlled by the indirect controlling shareholder in the Company; (e) the approval of the reappointment of the accounting firm of Brightman, Almagor, Zohar and Co. as the Company’s auditor for the year ending December 31, 2009, and authorization of the Company’s Board of Directors to fix the remuneration of the auditor; (f) discussion of the Financial Statements and Directors’ Report for the year ended December 31, 2007.

The record date: The record date in relation to a shareholder’s entitlement to participate and vote during the said Annual General Meeting, pursuant to section 182 of the Companies Law, 5759 – 1999, is at the end of the trading day on Tuesday, January 6, 2009 on the Tel-Aviv Stock Exchange Ltd. (the “Determinant Date”), and, if trading is not held on the Record Date, then, on the immediately preceding trading day.

Quorum and adjourned meeting: a quorum shall be formed when at least two shareholders, holding at least thirty-three and one-third percent (33 1/3%) of the voting rights shall be present, in person or by proxy, within thirty minutes of the time scheduled for opening the Meeting. If a quorum is not present at the General Meeting thirty minutes after the time scheduled for commencing the Meeting, the Meeting shall stand adjourned for one week –to the same day, at the same time and in the same location, unless the Chairman of the Meeting, with the consent of the majority of those present having voting rights, shall decide on another date. During an adjourned meeting, two shareholders being present in person or by proxy shall be deemed a legal quorum.

The requisite majority: the requisite majority for approving items on the agenda as specified above in clauses (a) and (e) is a majority of votes of those present who are entitled to participate in the vote and who are participating therein.

The requisite majority for approving items on the agenda as specified above in clauses (b), (c) and (d) is an ordinary majority of shareholders who are allowed to vote and who are participating therein, provided that one of the following is fulfilled:

(1)	when counting the majority votes, at least one third of all votes shall be by shareholders participating in the vote having no personal interest in the approval of the resolution (in relation to a resolution pursuant to clauses (c) and (d)), or who are not controlling shareholders in the Company (in relation to the resolution pursuant to clause (b)). When counting all votes of the said shareholders, abstentions shall not be taken into account;

(2)	the total opposing votes from among the shareholders specified above in clause (1) does not exceed one percent of all voting rights in the Company.

Perusal of the Immediate Report: a copy of this Report, as well as of the declarations of competency signed by all candidates for appointment as directors of the Company during this Meeting (pursuant to sections 224.B and 241 of the Companies Law), are available for perusal at the Company’s offices, after coordinating in advance with Mr. Shachar Rachim, at telephone: + 972-3-9057730, on Sundays through Thursdays, between the hours of 09:00 and 16:00, until the convening date of the General Meeting.

Sincerely, Yahel Shachar, C.E.O. Scailex Corporation Ltd.

Scailex Corporation Ltd.
("Scailex" and/or "the Company")

48 Ben Zion Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 — Fax: + 972-3-9300424

December 31, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464	Tel-Aviv 65202
(via "Magna")	(via "Magna")

Dear Mr./Ms.,

Re: Immediate Report Regarding the Summoning of a General Meeting

pursuant to the Companies Law, 5759 - 1999, the Companies Regulations
(Announcement of a General Meeting, and a Class Meetings in a Public
Company), 5760 - 2000, the Securities Regulations (Immediate and Periodic
Reports), 5730 - 1970, and the Securities Regulations (Transaction Between a
Company and a Controlling Shareholder Therein), 5761 - 2001

1.	General

Further to the Immediate Reports of December 28, 2008, an Immediate Report is hereby issued pursuant to the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970 (“Immediate Report Regulations”), pursuant to the Companies Law, 5759 – 1999 (the “Companies Law”), pursuant to the Companies Regulations (Announcement of a General Meeting and a Class Meeting Assembly in a Public Company), 5760 – 2000 (“Announcement of Meeting Regulations”), and pursuant to the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein), 5761 – 2001 (“Regulations for a Transaction Between a Company and a Controlling Shareholder Therein”) regarding the summoning of an Annual and Special General Meeting of Shareholders of the Company, as specified in Section A of this report.

SECTION A – SUMMONING OF A GENERAL MEETING

2.	Date, time, venue and agenda

The Annual General Meeting of the Company shall convene on Thursday, February 5, 2009, at 11:00 a.m. at the Company’s registered office at 48 Ben Zion Galis Street, Petach Tikva, Israel.

The following resolutions shall be placed on the agenda of the Company’s Annual General Meeting:

a.	reappointment of the directors holding office at this time (other than the outside directors) as members of the Company’s Board of Directors: Mr. Ilan Ben-Dov, Mr. Yossi Arad, Ms. Iris Beck, Mr. Shalom Singer, Mr. Yechiel Feingold and Dr. Arye Ovadia. The outside director, Mr. Dror Barzilai, shall continue his office pursuant to the law. The outside director, Mr. Yoav Biran, shall be a nominee for re-election as stated below in clause b. For particulars of those directors who are candidates for reappointment, see clause 3 hereunder.

b.	reappointment of Mr. Yoav Biran for an additional term of office (of three years commencing as of the date of the General Meeting) as an outside director of the Company;

c.	approval of the grant of exculpation and indemnification to Mr. Ilan Ben-Dov, Chairman of the Company’s Board of Directors, who is considered the indirect controlling shareholder in the Company, as specified in Section B of this Report;

d.	approval of Scailex entering into an agreement for the purchase of of its own shares that are owned by Tao Tsuot Ltd. (“Tao”), an interested party in Scailex, and a company controlled by the indirect controlling shareholder in the Company, as specified in Section C of this Report;

e.	approval of the reappointment of the accounting firm of Brightman, Almagor, Zohar and Co. as the Company’s auditor for the year ending December 31, 2009, and authorization of the Company’s Board of Directors to fix the remuneration of the auditor, according to the volume and nature of the services being provided by it in this regard;

f.	discussion of the Financial Statements and Directors’ Report for the year ended December 31, 2007.

3.	Particulars regarding those directors being nominated for appointment

All of the directors who are being nominated for appointment are holding office at this time on the Company’s Board of Directors. Following are particulars, to the best of the Company’s knowledge, about each of the said seven directors, to the extent required pursuant to Regulation 26 of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970.

Name:	Ilan Ben-Dov	Yossi Arad

I.D. number:	54676168	58132234
Year of birth:	1957.	1963.
Address for the service of	14 Mishmar Hagvul St.,	Moshav Benaya 338.
process:	Tel-Aviv.
Citizenship:	Israeli.	Israeli.
Membership in Board	Chairman of the Board of	Member of the Financial
Committees:	Directors and a member of the	Investment Committee.
Financial Investment Committee.
Does he hold office as a	No.	No.
public director:
Employee of the Company, one	Chairman of the Board, and Joint	C.E.O. of Tao Tsuot Ltd.
of its subsidiaries, an	C.E.O. of Suny Electronics Ltd.;
affiliated company of the	Chairman of the Board of Tao
Company or of an interested	Tsuot Ltd.; C.E.O. of Ben-Dov
party therein, and the	Holdings and Management (1999)
position that he fills:	Ltd.
Year term of office as	2008.	2007.
director began:
Education:	High school.	B.S. in Economics and Management,
Tel-Aviv University; M.B.A.,
Tel-Aviv University.

	Ilan Ben-Dov (continued)	Yossi Arad (continued)

Employment during the last	Chairman of the Board and Joint	Has been holding office as C.E.O.
five years:	C.E.O. of Suny Electronics Ltd.	of Tao Tsuot since 2005; held
	for some 15 years; Chairman of	office as V.P., Investments of
	the Board of Tao Tsuot Ltd. for	Suny Electronics Ltd. between the
	some 3 years.	years 2003 - 2005, and as the
Joint C.E.O. of Migdal Asset
Management Ltd. between the years
2001 - 2003.
Details of additional	Suny Electronics Ltd. and its	Tao Tsuot Ltd., Tao Tsuot Real
corporations in which he	subsidiaries, Tao Tsuot Ltd.,	Estate Ltd., Tao Tsuot Bonds
serves as a director:	Tapuz Anashim Ltd., Ben-Dov	Ltd., Durban Investments Ltd.,
	Holdings Ltd., Ben-Dov Holdings	Azorim Investments in Development
	and Management Ltd., I Ben-Dov	and Construction Ltd.
Investments Ltd., Harmonia
(Ben-Dov) Ltd., Derech HaLotus
Ltd., Refuat HaLotus Ltd.,
Durban Investments Ltd.
Kinship with another	No.	No.
interested party in the
Company (if any):
Possesses accounting and	No.	Yes.
financial expertise:

Name:	Yoav Biran	Iris Beck

I.D. number:	7935836	2219467
Year of birth:	1939	1965
Address for the service of	3/4 Oved St., Jerusalem.	11 Harimon St.,
process:		Zichron Yaakov.
Citizenship:	Israeli.	Israeli.
Membership in Board	Audit Committee, Remuneration	Remuneration Committee,
Committees:	Committee Nominating	Nominating Committee.
Committee.
Does he/she hold office as a	Yes.	No.
public director:
Employee of the Company, one	No.	McCann Erickson Group, which
of its subsidiaries, an		provides advertising services to
affiliated company of the		Suny Electronics Ltd.
Company or of an interested
party therein, and the
position that he/she fills:
Year term of office as	2005.	2008.
director began:
Education:	B.A., General History and	B.S. in Economics, Haifa
	International Relations, Hebrew	University;
	University.	M.B.A. (Marketing), Tel-Aviv
	M.A., General History, Hebrew	University.
University.
Employment during the last	Director-General of the	V.P., Marketing & Content,
five years:	Israel Ministry of Foreign Affairs	Partner Communications Ltd.,
	between the years 2001 - 2004.	between the years 2003 - 2008;
Consultant in Partner
Communications; C.E.O.,
McCann-Erickson Group (Israel)
(as of January 2009).

	Yoav Biran (continued)	Iris Beck (continued)

Details of additional	None.	None.
corporations in which he/she
serves as a director:
Kinship with another	No.	No.
interested party in the
Company (if any):
Possesses accounting and	No.	No.
financial expertise:

Name:	Shalom Singer	Arye Ovadia

I.D. number:	660894	78284338
Year of birth:	1946	1948
Address for the service of	11 Shlomo Ben Yossef St.,	11 Hashomer St., Raanana.
process:	Tel-Aviv.
Citizenship:	Israeli.	Israeli.
Membership in Board	Chairman of the Audit	Chairman of the Financial
Committees:	Committee, Chairman of the	Investment Committee.
Nominating Committee,
Chairman of the Remuneration
Committee, member of the
Financail Investment Committee.
Does he hold office as a	No.	No.
public director:
Employee of the Company, one	No.	No.
of its subsidiaries, an
affiliated company of the
Company or of an interested
party therein, and the
position that he fills:

	Shalom Singer (continued)	Arye Ovadia (continued)

Year term of office as	2006.	2006.
director began:
Education:	B.S., Accounting, Haifa	PhD. Economics, University of
	University.	Pennsylvania, U.S.A.
Employment during the last	Partner in Singer, Barnea and	Chairman of the Israel Phoenix
five years:	Co. Ltd., and Chairman of the	Holdings Ltd between the
	Investment Committee for Profit	years 2003 - 2006; consultant to
	Participating Policies at Clal	companies; member of the Israel
	Insurance. Served as a Special	Accounting Standards Board;
	Administrator of the Kagam	Lecturer at the Israel College of
	Central Pension Fund between	Management and at Tel-Aviv
	the years 2003 - 2005.	University.
Details of additional	Israel Petrochemical	Strauss Elite Ltd., Mehadrin
corporations in which he	Enterprises Ltd., Scailex	Ltd., Carmel Olefins Ltd., Giron
serves as a director:	Vision (Tel-Aviv) Ltd., Scope	Ltd., Destiny Investments Ltd.,
	Metal Trading and Technical	Israel Petrochemical Enterprises
	Services Ltd., Robert Marcus	Ltd., Tadiran Kesher Ltd., Orde'a
	Loss Adjusters Ltd.	Printing Industries Ltd., Real
Estate Participations in Israel
Ltd., Israel Discount Bank Ltd.
Kinship with another	No.	No.
interested party in the
Company (if any):
Possesses accounting and	Yes.	Yes.
financial expertise:

Name:	Yechiel Feingold

I.D. number:	8388944
Year of birth:	1948
Address for the service of process:	6 aorim St., Kfar Saba.
Citizenship:	Israeli.
Membership in Board Committees:	Audit Committee.
Does he hold office as a public director:	No.
Employee of the Company, one of its subsidiaries, an	No.
affiliated company of the Company or of an interested
party therein, and the position that he fills:
Year term of office as director began:	2008.
Education:	B.S., Economics and Business Management,
Bar-Ilan University.
Employment during the last five years:	Deputy C.E.O. and C.F.O. of Suny
Electronics between 2001 - 2007. Since
11/2007, Internal Auditor of European
subsidiaries of Eden Springs Ltd. As of
9/2008, C.F.O. of Eden Springs UK Ltd.,
operating in the U.K. and a subsidiary
of Eden Springs Ltd.
Details of additional corporations in which he serves	Suny Electronics Ltd.
as a director:
Kinship with another interested party in the Company	No.
(if any):
Possesses accounting and financial expertise:	Yes.

4.	The requisite majority

4.1	The requisite majority for approving items on the agenda as specified above in clauses 2(a) and 2(e) is a majority of votes of those present who are entitled to particulate in the vote and who are participating therein.

4.2	The requisite majority for approving items on the agenda as specified above in clauses 2(b), 2(c) and 2(d) is an ordinary majority of shareholders who are allowed to vote and who are participating in the vote, provided that one of the following is fulfilled:

(1)	when counting the majority votes, at least one third of all votes shall be by shareholders participating in the vote having no personal interest in the approval of the resolution (in relation to the resolution pursuant to clauses 2(c) and 2(d)), or who are not controlling shareholders in the Company (in relation to the resolution pursuant to clause 2(b)). When counting all votes of the said shareholders, abstentions shall not be taken into account;

(2)	the total opposing votes from among the shareholders specified above in clause (1) does not exceed one percent of all voting rights in the Company.

5.	The drecord date, quorum, adjourned meeting and proxy

5.1	The record date in relation to a shareholder’s entitlement to participate and vote during the said Annual General Meeting, pursuant to section 182 of the Companies Law, 5759 – 1999, is at the end of the trading day on Tuesday, January 6, 2009 on the Tel-Aviv Stock Exchange Ltd. (the “Record Date”), and, if trading is not held on the Record Date, then, on the immediately preceding trading day. Pursuant to the Companies Regulations (Proof of Ownership of a Share for the Purpose of Voting During a General Meeting), 5760 – 2000 (the “Regulations”), a shareholder, who has a share registered in his favor with a member of the stock exchange and that same share is included among the shares of the Company that are recorded in the register of shareholders under the name of the nominee company, and who desires to vote during the General Meeting, whether in personal or by proxy, must furnish the Company with a confirmation from the stock exchange member where his right to the share is registered, certifying his ownership of the share on the Record Date, as required pursuant to Form 1 of the addendum to the Regulations.

5.2	Any shareholder of the Company on the Record Date, whether he is the shareholder of record or if he is holding the shares through a member of the stock exchange, may participate in the said Meeting, either in person or by proxy, who has been duly authorized pursuant to a power-of-attorney in conformance with the provisions of the Company’s Articles of Association, which must be delivered to the registered office of the Company at 48 Ben Zion Galis Street, Petach Tikva, at least 24 hours before the appointed time for convening the Meeting; i.e., by 11:00 a.m. on Wednesday morning, February 4, 2009.

5.3	A quorum shall be formed when at least two shareholders, holding at least thirty-three and one-third percent (33 1/3%) of the voting rights shall be present, in person or by proxy, within thirty minutes of the time scheduled for opening the Meeting. If a quorum is not present at the General thirty minutes after the time scheduled for commencing the Meeting, the Meeting shall stand adjourned for one week –to the same day, at the same time and in the same location, unless the Chairman of the Meeting, with the consent of the majority of those present having voting rights, shall decide on another date. During an adjourned meeting, two shareholders being present in person or by proxy shall be deemed a legal quorum.

6.	Voting by voting forms and statements of position

6.1	Pursuant to the Companies Regulations (Voting by Deed and Statements of Position), 5766 – 2005, the Company’s shareholders shall be able to vote on the resolutions in clauses 2(b), 2(c) and 2(d) above by voting forms. The version of the voting form and statements of position in respect of the said resolutions may be found on the distribution site of “Magna” at www.magna.isa.gov.il, and on the website of the Tel-Aviv Stock Exchange at www.tase.co.il. Shareholders may contact the Company directly and receive the versions of the voting form and statements of position from the Company. Shareholders, who are not the shareholders of record and whose shares are registered with a member of the stock exchange, shall be able to receive the versions of the voting form and the statements of position free of charge from the stock exchange member where his shares are registered, by e-mail containing a link to the distribution website, if they notified that they are so interested, and provided that the notice is given regarding a particular securities account, and on a date before the Record Date. The voting shall be done in section 2 of the voting form, as published on Magna’s distribution site, whose address is listed above.

6.2	A shareholder, who is the shareholder of record in the register of shareholders and who wishes to vote in written form, shall specify how he is voting on the form and shall deliver it to the Company or shall mail it to the Company by registered mail, attaching a photocopy of his identity card, or a photocopy of his passport, or a photocopy of its certificate of incorporation, as the case may be, so that the voting form arrives at the Company’s offices at least seventy-two hours (72 hours) before the appointed time for convening the General Meeting; i.e., by 11:00 a.m. on Monday morning, February 2, 2009. A shareholder who is not the shareholder of record in the register of shareholders shall deliver or send the voting form to the Company as stated, attaching a certificate of ownership, so that the voting form and the certificate of ownership arrive at the Company’s offices by the said date and time. Such shareholder may obtain a certificate of ownership from the stock exchange member through which he is holding his shares, either at the branch of the stock exchange member or, if he so requests, by mail to his residence for a charge of the postal cost only, provided that his request in this regard shall be given in advance for a particular securities account.

6.3	A shareholder participating in the voting in relation to the resolution on the agenda as specified above in clause 2(b) (appointment of Mr. Yoav Biran as an outside director) shall notify the Company prior to voting – and if he is voting by voting form, he shall indicate in section 2 of his voting form in the place so indicated – whether or not he is considered a controlling shareholder in the Company. If a shareholder does not so notify, his vote shall not be counted.

6.4	A shareholder participating in the voting in relation to the resolutions on the agenda as specified above in clauses 2(c) and 2(d) (granting of exculpation and indemnification to the Chairman of the Company’s Board of Directors, and the Company entering into a transaction for the purchase of its own shares from Tao) shall notify the Company prior to voting – and if he is voting by voting form, he shall indicate in section 2 of his voting form in the place so indicated – whether or not he is considered as having a personal interest in the approvals of the said resolutions on the agenda. If a shareholder does not so notify, his vote shall not be counted.

6.5	The deadline for delivering statements of position to the Company is: Friday, January 16, 2009.

6.6	The deadline for issuing the statement of position on behalf of the Company, which shall include the response of the Company’s Board of Directors to the shareholders’statements of position, is: Wednesday, January 21, 2009.

7.	Perusal of documents, and particulars of the Company’s representatives

A copy of this Report, as well as of the signed declarations of competency of all candidates for appointment as directors of the Company during this Meeting (pursuant to sections 224.B. and 241 of the Companies Law) are available for perusal at the Company’s offices as stated above, after advance coordination with the Company’s Management, on Sundays through Thursdays, between the hours of 09:00 and 16:00, until the date of the General Meeting as stated for approval of the resolutions on the agenda. A copy of this Report is also published on the website of the Securities Authority at www.magna.isa.gov.il. The Company’s representative in relation to handling of the Immediate Report is Mr. Shachar Rachim (telephone: +972-3-9057730, fax: +972-3-9300424).

8.	Power of the Securities Authority

In conformance with Regulation 10 of the Securities Regulations (Transaction between a Company and a Controlling Shareholder therein), 5761 – 2001, the Securities Authority, or an employee so authorized, is empowered to order the Company, within 21 days of the filing date of this Report, to provide an explanation, details, information and documents, within a timeframe that it shall stipulate, concerning the topics specified above in clauses 2(c) and 2(d), as well as to order the Company to amend this Report in the manner and by the time that it shall stipulate.

If an order is given to amend this Report as stated, the Authority may order a postponement of the date of the General Meeting until a date not before three business days have passed and not later than twenty-one days after the publication date of the amendment to this Report.

SECTION B – GRANTING OF EXCULPATION AND INDEMNIFICATION TO THE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS

9.	General

9.1	On April 30, 2007, after having received the approval of the Company’s Audit Committee and Board of Directors, a Extraordinary General Meeting of Shareholders of the Company approved the granting of exculpation (subject to all laws) to the office holders who are holding and who shall hold office in the Company from time to time from liability in respect of a breach of the duty of care vis-à-vis the Company, and approved the issuance of letters of exculpation, which include a release from liability in respect of damage caused to the Company due to a breach of the duty of care by the office holders (“Letter of Exculpation “), with the exception of claims that the office holder himself lodges against the Company. By virtue of this resolution, the Company issues letters of exculpation from time to time to officeholders holding office in the Company.

9.2	On December 29, 2005, after having received the approval of the Company’s Audit Committee and Board of Directors, a resolution was passed by the General Meeting of Shareholders of the Company regarding revision of the wording of the letter of indemnity for directors and other office holders in the Company, a letter of indemnity which is issued by the Company from time to time to all office holders who shall be entitled to indemnification, as defined in the revised letter of indemnity (the “Letter of Indemnity”).

The Letter of Indemnity includes, inter alia, the following provisions:

9.2.1	The Company undertakes to indemnify the officeholder, to the maximum extent permitted by law, in relation to the following events:

9.2.1.1	any financial obligation that shall be imposed on the office holder by virtue of a court judgment, including a settlement or an arbitrator’s award approved by a court;

9.2.1.2	reasonable litigation expenses, including attorney’s fee, in respect of any investigation or proceeding that concluded without the filing of an indictment and without the imposition of any finanacial liability in lieu of criminal proceeding, or which concluded the imposition of finanacial liability on the officeholder in lieu of criminal proceeding but relates to an offence not requiring proof of criminal intent;

9.2.1.3	reasonable litigation expenses, including attorneys’ fee, in respect of any civil proceeding instituted against the office holder or in respect of a criminal proceeding in respect whereof the office holder was acquitted or which does not require proof of mens rea (criminal intent).

9.2.2	The Company also undertakes to indemnify the recipient of the Letter of Indemnity when he is serving as an office holder in subsidiaries (directly or indirectly) of the Company, or as an observer or office holder in other companies, when he is fulfilling such a function at the Company’s request.

9.2.3	The indemnification in respect of the events described above in subclauses 9.2.1.1 and 9.2.1.2 shall be limited to actions of the office holder in relation to specific matters that are described in detail in the Letter of Indemnity, which, in the opinion of the Company’s Board of Directors, can be expected in light of the Company’s actual activities at the time the undertaking was issued.

9.2.4	The maximum total indemnification that the Company shall pay to all office holders who are entitled to indemnification shall not exceed US$ 100 million, or such greater sum as shall, from time to time, be approved by the Audit Committee, the Board of Directors and a General Meeting of Shareholders.

9.2.5	Pursuant to the Letter of Indemnity, the Company shall not grant indemnification in respect of amount which an office holder may be obligated to pay in respect of the following actions:

9.2.5.1	breach of the duty of loyalty;

9.2.5.2	an willful or reckless breach of the duty of care;

9.2.5.3	commission of an act or ommission with the intention of unlawfully realizing personal gain;

9.2.5.4	fines or penalties that shall be imposed on an office holder in respect of offenses;

9.2.5.5	charges in respect of counter claims made by the Company against the recipient of the Letter of Indemnity, after an initial claim was was filed by the office holder against the Company.

For additional particulars about the version of the Letter of Indemnity that the Company issues to office holders as stated (including the matters described in the Letter of Indemnity, which, in the opinion of the Company’s Board of Directors, can be expected in light of the Company’s activity and in respect whereof the office holder shall be entitled to indemnification in respect of an act or ommission), see the Annual Report for 2007 published by the Company on March 16, 2008 (the “Annual Report”), on pages 16 through 18 of Section D of the Annual Report (reference number: 2008-01-072735).

9.3	On December 28, 2008, after having received the approval of the Company’s Audit Committee, and subject to the approval of the General Assembly being summoned in this Report, the Company’s Board of Directors resolved to issue a Letter of Release and a Letter of Indemnity, in the versions customary in the Company with respect to all of its officeholders, and which is described above, to the Chairman of the Company’s Board of Directors and the Company’s indirect controlling shareholder, Mr. Ilan Ben-Dov, effective as of the date of his appointment on July 1, 2008.

10.	Name of the controlling shareholder having a personal interest in approval of the resolution, and the nature of his personal interest.

10.1	Mr. Ilan Ben-Dov, the Chairman of the Company’s Board of Directors and the indirect controlling shareholder therein, by virtue of his control over Suny Electronics (in light of his holdings of approximately 68.74% of the issued share capital of Suny Electronics) and by virtue of his direct holdings in the Company (personally or through companies wholly owned by him), of approximately 0.31% of the Company’s issued share capital (excluding treasury shares), has a personal interest in the approval of the resolution in light of the nature thereof and in light of the fact that it concerns a benefit being granted to him.

10.2	Suny Electronics, the direct controlling shareholder in the Company, by virtue of its holdings of 64.58% of the Company’s issued share capital (excluding treasury shares), has a personal interest in the approval of the resolution, in light of the fact that it concerns a benefit being granted to its controlling shareholder, Mr. Ilan Ben-Dov, who also holds office as Joint Chief Executive Officer and as Chairman of Board of Directors of Suny Electronics.

10.3	Tao, which is an interested party in the Company, by virtue of its holdings of approximately 24.87% of the Company’s issued share capital (excluding treasury shares), and which is a company controlled by the indirect controlling shareholder of the Company, Mr. Ilan Ben-Dov (by virtue of his holdings of approximately 80.67% of Tao’s issued share capital), has a personal interest in the approval of the resolution in light of the fact that it concerns a benefit being granted to its controlling shareholder, who also holds office as the Chairman of Tao’s Board of Directors.

11.	Proceeding for approving the granting of the release and indemnification, and names of the directors who participated in the meetings

11.1	The resolution to issue the Letter of Exculpation and the Letter of Indemnity to the Chairman of the Company’s Board of Directors was approved by the Company’s Audit Committee on December 25, 2008, and by the Company’s Board of Directors on December 28, 2008.

11.2	The directors who participated in the Audit Committee meeting were: Messrs. Shalom Singer (Committee Chairman), Dror Barzilai (outside director), Yoav Biran (outside director) and Yechiel Feingold.

11.3	The directors who participated in the Board of Directors meeting were: Mr. Yoav Biran (outside director), Ms. Iris Beck, Mr. Dror Barzilai (outside director), Mr. Yechiel Feingold, Mr. Shalom Singer and Dr. Arye Ovadia. The Chairman of the Board, Mr. Ilan Ben-Dov, and the Director, Mr. Yossi Arad, have a personal interest, as specified in clauses 12.1 and 12.2 hereunder; therefore, they did not participate in the deliberation and voting conducted during the Board meeting.

12.	Names of the directors having a personal interest and the nature of their interest therein

12.1	Mr. Ilan Ben-Dov – the Chairman of the Company’s Board of Directors and the indirect controlling shareholder therein, has a personal interest in the approval of the resolution in light of the nature thereof and in light of the fact that it concerns a benefit being granted to him;

12.2	Mr. Yossi Arad – has a personal interest in the approval of the resolution, for the sake of prudence, and this, in light of his links to the Suny Group and to Ilan Ben-Dov, which derives from the fact that Mr. Arad is both the C.E.O. and a director of Tao, which is a company controlled by Ilan Ben-Dov (who is also Chairman of Tao’s Board of Directors), who has a personal interest in the approval of the resolution as stated.

13.	The requisite approvals

The requisite approvals for approving the granting of the release and indemnification are approval by the Audit Committee, which was received on December 25, 2008, approval by the Company’s Board of Directors, which was received on December 28, 2008, and approval by a Special Meeting of Shareholders of Scailex, which is being summoned in this Report.

14.	The Board of Directors’ rationale behind its decision to grant the exculpation and indemnification

The Audit Committee and the Board of Directors approved the grant of exculpation and indemnification to the Chairman of the Company’s Board of Directors, for the reasons specified hereunder:

14.1	The granting of indemnification and exculpation to office holders is customary in the Company and in companies of the similar type and size as the Company, in light of the considerable responsibility placed upon directors in carrying out the duties of their office.

14.2	The terms of the Letters of Indemnity and Exculpation to be issued by the Company to Mr. Ben-Dov are completely identical to the terms of the indemnification and exculpation provided by the Company to its other directors and office holders to whom the release and indemnification are granted, and these conditions are in line with the provisions of the Company’s Articles of Association, the provisions of the Companies Law, and the resolutions of the Company’s General Meetings of April 30, 2007 and of December 29, 2005, as specified above in clauses 9.1 and 9.2. It is appropriate that the amount and scope of the indemnification to which the Chairman of the Board will be entitled is not less than that afforded to the other directors.

14.3	The terms of the indemnification and exculpation set forth in the form of Letter of Indemnity provided by the Company, including the maximum amount of indemnification, continue to be reasonable given the relevent circumstances and considering the size, scope and area of activities of the Company’s operations.

SECTION C –ENTERING INTO A TRANSACTION FOR THE PURCHASE OF SHARES FROM TAO TSUOT LTD.

15.	Summary of the transaction and the principal conditions thereof

15.1	Following is a brief description of the transaction being submitted for the approval of the General Meeting; i.e., the principal terms of the agreement for the purchase by the Company of its own shares, in which the Company shall enter into (the “Transaction” or the “Share Purchase Agreement”), after it was approved by the Company’s Audit Committee and Board of Directors on December 28, 2008, and subject to approval by the General Meeting being convened pursuant to this Report.

15.2	On the execution date of the Transaction, all Scailex shares that shall be owned on that date by Tao shall be transferred to the ownership of the Company, and, in any case, not less than 9,000,000 ordinary shares of NIS 0.12 par value each of the Company (“Ordinary Shares”), for the consideration of NIS 30 per Ordinary Share (the “Shares Being Purchased”), for a total of not less than NIS 270 million and not more than NIS 277.9 million, depending upon the quantity of shares that shall actually be purchased (The “Total Consideration”). It should be noted that Tao currently holds some 9,262,485 Ordinary Shares of the Company (“Tao’s Current Holdings”).

15.3	The Shares Being Purchased shall be purchased “as is,” and in consideration for the transfer thereof, Scailex shall pay the Total Consideration in cash to Tao.

15.4	The Transaction shall be executed and consummated within two business days after the fulfillment of the last of the suspensory conditions prescribed in the agreement, which are specified hereunder (“the Suspensory Conditions”):

15.4.1	approvals by the General Meeting of the Company and by the General Meeting of Tao for the execution of the Transaction, in conformance with the statutory requirements pertaining to transactions of this type;

15.4.2	receipt of approval by Tao’s financing entity, in whose favor a charge exists on the Shares Being Purchased, and removal of such charge;

15.4.3	the absence of any impediment to the consummation of the Transaction, due to any judicial order or judgment.

15.5	In the event that all of the Suspensory Conditions are not fulfilled within 90 days of the signing date of the Agreement (December 28, 2008), then the agreement shall be rescinded, ipso facto,, and neither party shall have any right or claim against the other.

15.6	It should be noted that following the consumation of the Transaction, and subject thereto Tao shall no longer hold any shares of the Company, while Suny Electronics and Mr. Ben-Dov shall hold (assuming that all of Tao’s Current Holdings shall be sold) 85.96% and 0.42%, respectively, of the Company’s issued share capital and voting rights (excluding treasury shares held by the Company).

16.	Name of the controlling shareholder having a personal interest in the approval of the resolution, and the nature of his personal interest therein

16.1	Suny Electronics, the direct controlling shareholder in the Company, by virtue of its holdings of 64.58% of the Company’s issued share capital (excluding treasury shares) has a personal interest in the approval of the resolution, in light of the fact that its controlling shareholder, Mr. Ilan Ben-Dov, who also holds office as the Chairman of the Board and as Joint C.E.O. of Suny Electronics, has a personal interest as specified hereunder, and, in light of the fact that, as a result of the execution of the Transaction (assuming that all of Tao’s Current Holdings shall be sold), the holdings of Suny Electronics in the issued share capital and voting rights in the Company shall increase to 85.96% ( excluding treasury shares); consequently, Suny Electronics shall hold a percentage of the voting rights that shall enable it, pursuant to the Company’s Articles of Association, to pass special resolutions during the Company’s General Meeting without needing the support of other shareholders. In this regard, “special resolutions” are as this term is defined in the Company’s Articles of Association. The Company’s Articles of Association requires a special resolution to be passed in relation to various issues, such as: a capital increase, consolidation of share capital, subdivision of share capital.

16.2	Mr. Ilan Ben-Dov, the Chairman of the Company’s Board of Directors and the indirect controlling shareholder therein, by virtue of his control over Suny Electronics (in light of his holding of some 68.74% of Suny Electronics’ issued share capital), and by virtue of his direct holdings in the Company (personally or through companies wholly owned by him), of approximately 0.31% of the Company’s issued share capital (excluding treasury shares), has a personal interest in the approval of the resolution in light of the fact that the Agreement is being transacted between two companies under his control – Scailex and Tao – and in light of the personal interest of Suny Electronics in the resolution (as specified above).

16.3	Tao, which is an interested party in the Company, by virtue of its holdings of approximately 24.87% of the Company’s issued share capital (excluding treasury shares), and is a company controlled by the indirect controlling shareholder in the Company, Mr. Ilan Ben-Dov (by virtue of his holdings of approximately 80.67% of Tao’s issued share capital), has a personal interest in the approval of the Transaction in light of the fact that it is the other party to the transaction.

17.	The asset being purchased and transactions effected therein during the last two years

17.1	Within the scope of the Transaction, the Company shall purchase, as stated, at least 9 million Ordinary Shares of NIS 0.12 par value each of the Company that are owned by Tao. Pursuant to the provisions of section 308 of the Companies Law, 5759 –1999, the Shares Being Purchased shall become treasury shares (dormant shares), conferring no rights whatsoever in the Company.

17.2	Tao has effected numerous purchases of shares of Scailex, both on and off the Tel Aviv Stock Exchange, since 2005. The average adjusted price per share paid by Tao in 2007 and 2008 was NIS 32.43 and NIS 30.51 per share, respectively.

17.3	Within the scope of trading on the Tel Aviv Stock Exchange, the highest adjusted share price in 2008 was NIS 36.78 per share, while the lowest price at which the share was traded in 2008 was NIS 22.85 per share.

17.4	It should further be noted that, within the scope of the transaction for the sale of the control in Scailex, which was consummated on June 30, 2008, the previous controlling shareholder in the Company, Israel Petrochemical Enterprises Ltd. sold approximately 50.06% of the Company’s share capital to Suny Electronics for the consideration of about NIS 38.48 per share.

18.	The manner by which the consideration was determined

The agree consideration in the Transaction – i.e., the price that Scailex shall pay to Tao in respect of the Shares Being Purchased – was determined during negotiations conducted by the Chairman of Scailex’s Investment Committee, Dr. Arye Ovadia, and the Company’s Management, with Tao’s representatives. The consideration was determined based on the Scailex share price on the market on the one hand, and on the evaluation of the Company’s Board of Directors and Management as to the Company’s value on the other hand. For this purpose, the Company’s Board of Directors obtained a Fairness Opinion from Giza-Singer-Even Ltd. in relation to the consideration prescribed in the Transaction (the “Opinion”). The Opinion determined that the purchase of the shares from Tao at the price per share stipulated in the Transaction is fair and reasonable from Scailex’s point of view. The Opinion is attached as Appendix A to this Report, and constitutes an integral part hereof.

19.	Proceeding for approving the Transaction, and the names of the directors who participated in the meetings

19.1	The resolution concerning the engagement in the Transaction was approved by the Audit Committee of the Company and by the Company’s Board of Directors on December 28, 2008.

19.2	The directors who participated in the Company’s Audit Committee meeting were Messrs.: Shalom Singer (the Committee Chairman), Dror Barzilai (outside director), Yoav Biran (outside director) and Yechiel Feingold.

19.3	The directors who participated in the Board of Directors meeting were: Mr. Yoav Biran (outside director), Ms. Iris Beck, Mr. Dror Barzilai (outside director), Mr. Shalom Singer, Mr. Yechiel Feingold and Dr. Arye Ovadia.

19.4	The Chairman of the Board, Mr. Ilan Ben-Dov, and the Board member, Mr. Yossi Arad, have a personal interest, as specified in clauses 20.1 and 20.2 hereunder; therefore, they did not participate in the deliberation and voting conducted during the Board meeting.

20.	Names of the directors having a personal interest, and the nature of their personal interest therein

20.1	Mr. Ilan Ben-Dov – the Chairman of the Company’s Board of Directors and the indirect controlling shareholder therein, has a personal interest in the approval of the Transaction in light of the fact that it is being transacted between two companies under his control – Scailex and Tao – and in light of the personal interest of Suny Electronics’ in the resolution (as specified above in clauses 16.1 and 16.2).

20.2	Mr. Yossi Arad – has a personal interest in the approval of the Transaction, in light of his being the C.E.O., a director and a shareholder of Tao, which is the other party to the Transaction.

21.	The requisite approvals

The requisite approvals for approval of the Transaction are approvals by the Company’s Audit Committee and Board of Directors, which were received on December 28, 2008, and approval by a Special Meeting of Shareholders of Scailex, which is being summoned in this Report. It should be noted that the Share Purchase Agreement is contingent upon the Suspensory Conditions as specified above in clause 15.4.

22.	Similar transactions during the preceeding two years

22.1	During the period commencing December 29, 2006 and ending on December 28, 2008, no transactions were carried out between the Company and its controlling shareholders that are similar to the type of transaction being brought for the approval of the General Meeting that is the subject of this Report, or transactions in which the controlling shareholders therein had a personal interest, or transactions as stated that are in effect on the date of approval of the resolutions that are a subject of this Report by the Company’s Board of Directors.

22.2	It should be noted that, on July 17, 2008, the Company’s Board of Directors passed a resolution concerning the implementation of a program for the Company to purchase up to one million shares of its own shares, for a maximum permitted consideration of of up to NIS 25 million. On November 17, 2008, the Company’s Board of Directors passed a resolution to increase the maximum permitted consideration of the program by another NIS 2 million; i.e., to an inclusive volume of NIS 27 million. Up until the date of this Report, the Company has purchased 930,741 shares of its own shares , for an aggregate consideration of approximately NIS 25 million; i.e., at an average price of NIS 26.9 per share. For additional particulars about the program for the purchase of the Company’s own shares, see the Immediate Report dated July 17, 2008 (reference number: 2008-01-206949) as well as the Immediate Report dated November 17, 2008 (reference number: 2008-01-320958) (these references constitute inclusion by way of referral).

22.3	It should be further noted that on June 30, 2008, Suny Electronics purchased the Company’s shares from the previous controlling shareholder in the Company, Israel Petrochemical Enterprises Ltd., for the price of approximately NIS 38.48 per share. For additional particulars about this transaction, see the Immediate Reports published by the Company on April 17, 2008 (reference number: 2008-01-113823) and on July 1, 2008 (reference number: 2008-01-187866) (these references constitute inclusion by way of referral).

23.	The rationale of the Audit Committee and the Board of Directors for approving the Transaction

Since the Transaction constitutes a purchase by the Company of its own shares, and therefore constitutes a “distribution,” as this term is defined in section 1 of the Companies Law, the Company’s Audit Committee and Board of Directors first determined that the Transaction passed the statutory tests regarding a permitted distribution. Then the Company’s Audit Committee and Board of Directors determined that the Transaction is for the benefit of the Company, for the reasons specified hereunder:

23.1	The share price in the Transaction is approximately 11% lower than the economic value of the Company’s share, as calculated within the framework of the Opinion, and is lower than the value of the Company’s share as a derivative of an assessed and unaudited estimate of its equity correct to the date of the resolution. Therefore, the Transaction at the price constites a worthwhile business opportunity in the opinion of the Company’s Board of Directors.

23.2	The Company cannot purchase a significant quantity of shares from the public, in light of the statutory restrictions preventing a decline in the public’s holdings in the Company below 10%. On the date that the Transaction was approved by the Company’s Board of Directors, the public’s holdings stood at 10.23%.

23.3	The Company has large cash balances. After examining the opportunities in the markets, no alternative use was found for the balances, at this stage, taking into account the levels of risk and possibilities latent in such opportunities. It should be noted that, following consumation of this Transaction, the Company shall still retain liquid balances of significant amounts.

23.4	Since at issue is the purchase of an asset that is well-known to the Company, therefore, it poses little risk. The implied yield in the Transaction is expected to be higher than the alternative yield that would be produced by investing in very low-risk assets, such as bank deposits, particularly in light of the forecasted drop in interest on such deposits.

23.5	A reduction in the volume of the listed share capital of the Company as a result of the Purchase Transaction, is expected to affect the Earning Per Share.

23.6	As a result of the execution of this Transaction, the value per listed share will increase (the Company’s equity divided by the number of shares listed for trading) by about NIS 0.7 per share.

Sincerely, Yahel Shachar, C.E.O. SCAILEX CORPORATION LTD.

THE BELOW FORM IS A TRANSLATION FROM HEBREW AND WILL NOT BE USED FOR VOTING. THE FORMAL
PROXY WITH THE VOTING FORM TO THE US SHAREHOLDERS WILL BE EXECUTED SEPERATLY.

VOTING FORM IN CONFORMANCE WITH THE COMPANIES REGULATIONS
(VOTING BY DEED AND STATEMENTS OF POSITION), 5766 - 2005
("THE REGULATIONS")

1.	Name of the company: Scailex Corporation Ltd.

2.	Class of general assembly, the date, time and venue for the convening thereof: An Annual and Special General Assembly of Shareholders of the Company, which shall convene on Thursday morning, February 5, 2009 at 11:00 a.m. at the registered office of the Company, at 48 Ben Tsiyon Galis Street, Petach Tikva, Israel.

3.	Details of the items on the agenda, in respect whereof voting by voting form is permissible:

a.	reappointment of Mr. Yoav Biran for an additional term of office (of three years commencing February 5, 2009) as a public director of the Company. Mr. Biran was appointed for the first time as a public director of the Company on December 29, 2005. Mr. Biran is a member of the Audit Committee, the Remuneration Committee and the Appointments Committee of the Company.

b.	approval of the issuance of a release and indemnification to Mr. Ilan Ben-Dov, the Chairman of the Company’s Board of Directors, who is considered a controlling shareholder in the Company;

c.	approval of the Company’s engagement in an agreement for a self-purchase of shares of the Company, which are owned by Tao Tsuot Ltd., a company controlled by the controlling shareholder in the Company, for the consideration of an inclusive total of ILS 277.9 million.

4.	Location and times when the full version of the proposed resolutions may be perused: the full version of the proposed resolutions is available for perusal at the registered office of the Company on Sundays through Thursdays between the hours of 09:00 – 16:00, scheduled in advance with Mr. Shachar Rachim, by calling + 972.3.905.7730, up until the appointed time for the convening of the General Assembly; the Immediate Report published regarding the summoning of the aforesaid General Assembly appears on the website of the Securities Authority at www.magna.isa.gov.il.

5.	The requisite majority for passing the resolutions on the agenda, in respect whereof voting by voting form is permissible:

The requisite majority for approval of the items on the agenda, as specified above in clauses 3(a), 3(b) and 3(c), is an ordinary majority of shareholders, who are permitted to vote and are participating in the vote, provided that one of the following conditions is fulfilled:

(1)	when counting the majority votes, at least one third of all votes shall be by shareholders participating in the vote having no personal interest in the approval of the resolution (in relation to a resolution pursuant to clauses 3(b) and 3(c), or who are not controlling shareholders in the Company (in relation to the resolution pursuant to clause 3(a)). When counting all votes of the said shareholders, abstentions shall not be taken into account;

(2)	the total opposing votes from among the shareholders specified above in clause (1) does not exceed one percent of all voting rights in the Company.

6.	Validity of the voting form: The voting form shall be valid only if the following documents have been attached thereto and it has been delivered to the Company (including by way of registered mail) by seventy-two hours before the appointed time of the Assembly:

6.1	If the shareholder is not the shareholder of record: he has attached thereto a certificate of ownership of the shareholder who is not the shareholder of record.

6.2	If the shareholder is the shareholder of record in the Company's books: he has attached a photocopy of his identity card, passport, or its certificate of incorporation.

Any voting form not delivered in accordance with that stated in this clause shall be null and void. In this regard, “the time of delivery” is the time when the voting form and accompanying documents arrive at the Company’s offices.

7.	Internet: The Company does not permit voting by way of the internet.

8.	The address for delivery of voting forms and statements of position: the registered office of the Company, at 48 Ben Tsiyon Galis Street, Petach Tikva 49277 Israel.

9.	Deadlines for delivering statements of position and voting forms: The deadline for delivering shareholders’ statements of position to the Company is: Friday, January 16, 2009. The deadline for delivering voting forms is by 72 hours before the appointed time for convening of the General Assembly; i.e., by 11:00 a.m. on Monday morning, February 2, 2009.

The deadline for issuing statements of position on behalf of the Company, which shall include the response of the Company’s Board of Directors to the shareholders’ statements of position is: Wednesday, January 21, 2009.

10.	Address of the TASE distribution site and website containing the voting forms and statements of position: www.magna.isa.gov.il and http://maya.tase.co.il, respectively.

11.	Obtaining a certificate of ownership: a shareholder is entitled to receive a certificate of ownership either at the branch of the stock exchange member or, if he so requests, by mail (with a charge for postage only). A request in this regard must be submitted in advance for a particular securities account.

12.	Obtaining voting forms and statements of position: A shareholder who is not the shareholder of record is entitled to receive the versions of the voting form and the statements of position free of charge from the stock exchange member through which he is holding his shares, via e-mail containing a link to the distribution site (according to the e-mail address known by the stock exchange member), unless he notifies the stock exchange member that he is not interested in receiving a link as stated, or that he wants to receive the voting form by mail for a charge. A shareholder’s notification regarding voting forms shall also apply with respect to the obtaining of statements of position forms.

13.	Perusal of the voting forms: one or more shareholders, holding shares at the rate constituting five percent (5%) or more of the total voting rights in the Company on the determinant date, and whoever holds shares at the rate as stated out of the total voting rights, excluding those held by a controlling shareholder in the Company, as this term is defined in section 268 of the Companies Act (“Controlling Shareholder”) is entitled, either personally or through a proxy on his behalf, to peruse the voting forms, subsequent to the convening of the General Assembly, at the offices of the Company (whose address is specified above in clause 8) during regular working hours, as specified in Regulation 10(a) of the Regulations.

13.1	The number of shares constituting 5% of the total voting rights in the Company is 1,862,381 ordinary shares of ILS 0.12 par value each of the Company.

13.2	The number of shares constituting 5% of the total voting rights in the Company, excluding those held by the Controlling Shareholder, is 190,601 ordinary shares of ILS 0.12 par value each of the Company.

14.	Completing the voting form: A shareholder must mark how he is voting in relation to the item on the agenda in section 2 of this voting form; in addition, space is allocated for disclosing the existence or absence of a personal interest in the resolutions specified in clauses 3(b) and 3(c), as well as space to respond to the question of whether the voter is a controlling shareholder in the Company (in relation to the resolution specified above in clause 3(a). If a shareholder does not indicate the existence or absence of a personal interest (or if he indicates that he has a personal interest, but does not specify the nature of his personal interest), or if he does not answer the question of whether he is a controlling shareholder – his vote shall not be counted.

VOTING FORM – SECTION TWO

Name of the Company:	Scailex Corporation Ltd.

The Company's address	48 Ben Tsiyon Galis Street,
(for delivery and mailing of the voting forms):	Petach Tikva 49277 Israel

Date and time of the Assembly:	Thursday, February 5, 2009 at 11:00 a.m.

Class of Assembly:	Annual General Assembly.

Determinant Date for ownership of shares,
in relation to the right to vote during the General Assembly:	Tuesday, January 6, 2009.

Particulars of the Shareholder:

Name of the shareholder:	___________________________

Identity card number:	___________________________

If the shareholder does not possess an Israeli I.D. card -

Passport number	___________________________

Country issued	___________________________

Valid until	___________________________

If the shareholder is a corporation -

Corporation number	___________________________

Country of incorporation	___________________________

Manner of voting:

Item on the agenda	Manner of voting [1]			Are you a controlling shareholder in the Company[2]
	In favor	Abstaining	Opposing	Yes	No
Appointment of Mr. Yoav Biran for an additional term of office as public director

Item on the agenda	Manner of voting [1]			Do you have a personal interest in the resolution[2]
	In favor	Abstaining	Opposing	Yes*	No
Granting of a release and indemnification to Ilan Ben-Dov, the Chairman of the Company's Board of Directors and the indirect controlling shareholder therein
Engagement of the Company in an agreement for a self-purchase of Company shares that are owned by Tao Tsuot Ltd., a company controlled by the controlling shareholder in the Company

* If your answer is yes, the nature of the personal interest must be specified below.

______________________________________________________________________________________________

______________________________________________________________________________________________

1. Mark ☒ or ☑ or other clear mark in the appropriate column, depending upon your voting decision.

No mark shall be deemed as an abstention from voting on that issue.

2. Mark ☒ or ☑ or other clear mark in the appropriate column. If a shareholder does not complete this column, or marks “yes” and does not specify details of his personal interest, his vote shall not be counted.

—————————————— Date	—————————————— Signature

Attention:

Shareholders holding shares through a member of the stock exchange (pursuant to section 177(1) of the Companies Act, 5759 – 1999) – this voting form is valid only if a certificate of ownership is attached.

Shareholders of record in the register of shareholders of the Company – this voting form is valid only if a photocopy of your identity card / passport / deed of incorporation is attached.

Scailex Corporation Ltd.

Fairness Opinion

December 31, 2008

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Table of Contents

Chapter I - Opinion	3

Chapter 2 - Description of Scailex	8

Chapter 3 - Methodology	9

Chapter 4 - Examination of the Validity of the Valuations	10

Chapter 5 - Economic Calculation	13

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Chapter I - Opinion

1.	We were commissioned by Scailex Corporation Ltd. (“Scailex” and/or the “Company”) through Mr. Yahel Shachar, CEO of Scailex, to state our professional opinion on the fairness and reasonableness of the consideration for the Company’s shares, as set forth in the transaction between the Company and Tao Tsuot Ltd. (“Tao”), a company controlled by Scailex’s controlling shareholder, to acquire Tao’s holdings in the Company. We were asked to state our opinion from Scailex’s point of view only.

2.	On December 28, 2008, a resolution was passed by the Company’s board of directors, after receiving prior approval from the Company’s audit committee and subject to the approval of the Company’s general meeting that will be summoned in an immediate report, to authorize Company management to enter into a transaction with Tao (the “Acquisition Transaction”) to acquire Tao’s holdings on the date of execution of the Acquisition Transaction, but no less than 9 million ordinary shares of the Company of NIS 0.12 par value each (“Ordinary Shares”) for a consideration of NIS 30 per ordinary share. Tao presently holds 9,262,485 Ordinary Shares, and the purchase price, assuming that all of Tao’s shares will be sold on the date of execution, will come to about NIS 277.9 million.

3.	This opinion includes a description of the methodology and main assumptions and analyses used for evaluating the fairness and reasonableness of the Acquisition Transaction. Having said that, the description does not purport to provide a full and detailed breakdown of all the procedures that we applied.

4.	The fairness and reasonableness of the Acquisition Transaction was evaluated based on a calculation of Scailex’s financial equity value according to Scailex’s economic balance sheet as of September 30, 2008, with certain adjustments applicable on that date, together with a valuation of Scailex’s core business in the mobile communications field, consisting of sales to mobile operators (“Suny Telecom”) and retail sales of end equipment (“Dinamica”). This activity was acquired from Scailex’s parent company, Suny Electronics Ltd., in a transaction completed on September 29, 2008. The valuation of Suny Telecom’s and Dinamica’s activity was based on valuations that we conducted based on June 30, 2008 reports and valid as of September 18, 2008. These valuations were used for a transaction of interested parties and published in an outline and approved by the boards of directors of the companies and at shareholders’ meetings.

5.	Among other sources, we based this opinion on the following main sources of information, as set forth in the body of the report:

š	Meetings and conversations with:

✓	Mr. Yahel Shachar, CEO, Scailex

✓	Mr. Shachar Landau, Co-CEO of Suny Electronics and CEO of Dinamica activity

✓	Mr. Shachar Rachim, CFO, Scailex and Suny Electronics

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š	Reports and data received from the Company:

✓	Financial statements (un audited) of Scailex as of September 9, 2008

✓	Financial data (un audited) as of September 30, 2008

✓	Clarifications and data forwarded to us by the Company at our request, as stated in the body of the report.

✓	Publicly available information, including general background material on the Company and on the sector

š	Other sources of information:

✓	Giza Singer Even's valuations of the operations of Suny Telecom and Dinamica (the Company's major holdings), which were conducted for the Company and for Suny Electronics Ltd., as published in an outline.

Due diligence on the data was not performed, but were examined generally, on the face of things, and were found to be reasonable. We also relied on other data and clarifications that we received from Company management as set out in this opinion, as well as based on conversations that we had. Whenever we relied on the Company’s estimates, this is noted explicitly.

6.	This opinion does not constitute a position or recommendation to enter into the Acquisition Transaction, nor does this opinion constitute a recommendation to the Company’s shareholders how to vote at the general meeting (and/or in any other relevant instance) in connection with the Acquisition Transaction.

7.	This opinion is not a valuation of the Company. This opinion does not constitute an opinion on the price at which Scailex’s shares will be traded after the notice on the approval or the execution of the transaction.

8.	We relied on sources that we felt were reliable, and no information came to our attention that could point to the improbability of the data we used. We did not check the data independently, and therefore this report does not constitute a verification of the accuracy and completeness of these data.

9.	In forming this opinion, Giza Singer Even Ltd. (“Giza Singer Even”) assumed and relied on the accuracy, completeness, and correctness of the information it received from the Company, including financial data and forward-looking statements. Giza Singer Even is not responsible for independently verifying the information it received. Accordingly, our firm did not independently evaluate this information, except for general reasonability tests on the face of things.

10.	In this opinion, we also related to forward-looking statements submitted to us by Company management .The forward-looking information that we received from Company Management and from the management of Suny Telecom and Dinamica included the Company’s budget for Q4/2008, as well as general surveys that were submitted to us verbally (which as far as we know are not based on written analyses) on the developments that the Company underwent since the date of Giza Singer Even’s opinion (pertaining to the fair and reasonable economic value of the activity of Suny Telecom and Dinamica) which were based, as stated, on reports of June 2008.

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11.	A forward-looking statement contains uncertainties regarding the future, which is based on information available to the Company on the date of the assessment, and includes management’s projections or intentions as of the date of the assessment, some of which was submitted to us verbally, as previously stated. If management’s projections do not materialize, the actual results may vary materially from the results estimated or inferred from this information, insofar as they were used in this opinion.

12.	Moreover, the valuation itself contains forward-looking information which expresses our assessment of various parameters and is based on information that was available to us. If these assessments do not materialize, the actual results stand to vary materially.

13.	An economic assessment is not an exact science. It is meant to fairly and reasonably reflect the situation at a given time, based on known data, established basic assumptions and estimated forecasts. Changes in key variables and/or other information are likely to change the basis for the basic assumptions and alter the conclusions accordingly.

14.	This opinion does not constitute a due diligence study and does not purport to contain the information, investigations and tests or any other information contained in a due diligence study, including an investigation of the Company’s contracts and commitments.

15.	We must emphasize that this opinion should not be regarded as legal advice or a legal opinion. The interpretation of various documents that we perused was strictly for the purpose of this opinion.

16.	The information appearing in the study and valuation does not purport to include all the information that a potential investor would require, and is not meant to determine the Company’s value for a specific investor. Different investors stand to have different goals and considerations and different methods of examination based on other assumptions. The price that they will be willing to pay is therefore different.

17.	We hereby confirm that we have no personal interest in the Company nor do we have any personal interest in the Acquisition Transaction, save for the fact that we are receiving professional fees for performing this opinion. Our professional fees are not contingent on the results of this opinion. It should be clarified that we were not party to the negotiations involving the Acquisition Transaction. We should also note that no stipulations were made for determining the professional fee for this opinion.

18.	In connection with this opinion, Scailex made the following undertaking to Giza Singer Even: Should Giza Singer Even be sued in a legal proceeding for payment of any amount to a third party for any cause that could directly or indirectly stem from this opinion, Scailex will indemnify Giza Singer Even for any reasonable expenses that Giza Singer Even will incur or be required to pay for legal representation, legal advice, professional advice, defending itself against any legal proceedings, negotiations, etc., and Scailex will indemnify Giza Singer Even for the amount that it shall be ordered to pay a third party in a legal proceeding. The duty of indemnification shall not apply in the event that Giza Singer Even was grossly negligent or acted with malicious intent in the provision of the services subject of the opinion.

19.	After reviewing the various documents and adopting the procedures mentioned above, we assess, to the best of our professional knowledge, that the share price set in the Acquisition Transaction is a fair and reasonable consideration for the public shareholders of Scailex. The financial analyses that we performed to support our opinion are specified below.

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20.	The opinion is correct as of December 25, 2008, and is based, among other factors, on the Company’s financial statements as of September 30, 2008. In accordance with the information submitted to us, including the audited financial statements for 2007 and initial indications submitted to us by Company management regarding some of the results of Q4/2008, no material changes took place in the Company from September 30, 2008 until the date of submission of this opinion that could raise the fair economic value of the Company, except those stated further on in this report. Since no changes took place, as stated, the opinion on the fairness and reasonableness of the transaction is true and correct as of its signature date.

21.	We hereby consent that this opinion will be included and/or cited in an immediate report to be submitted by Scailex in connection with the transaction under the Securities Regulations (Periodic and Immediate Reports), 1970, and/or the Securities Regulations (Presentation of a Transaction between a Corporation and its Controlling Shareholder), 2001 or any other legislation and/or law that shall supersede, replace and/or be added thereto, including any amended immediate report and/or any other report that the Company shall be required by law to submit. Furthermore, Scailex may present the opinion in the proceedings for the approval of the Acquisition Transaction and at the meetings required for this purpose, and before any person, body and authority for the purpose of the approval of the Acquisition Transaction. We hereby give our consent to the person so authorized for this purpose on behalf of the Company to electronically report to the Securities Authority or to any other authority by any law of our having signed the valuation. This opinion may not be used for any other purpose without receiving explicit prior and written permission from Giza Singer Even.

Details on the Valuing Firm and the Valuer

The Valuing Firm: Giza Singer Even is a private business consulting company and one of the largest and leading non-affiliated business consulting firms in Israel. Giza Singer Even provides financial advisory services to its clientele, such as valuations and business analyses, complex economic and financial models, financing strategies for companies and projects, development and application of innovative financing tools (e.g. securitization), guidance in conducting business and financing negotiations, preparation of business plans, expert opinions, etc.

The Valuer: The opinion was prepared by a team headed by CPA Yuval Zilberstein, a partner in the firm with over 15 years of experience in providing financial and accounting advice. He holds a B.A. degree in accounting and economics from the Hebrew University as well as a M.A. degree in business administration from the Hebrew University.

Sincerely yours, —————————————— Giza Singer Even Ltd.

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Description of Methodology and Main Assumptions,
Analyses and Conclusions

The description does not purport to provide a full and detailed breakdown of all the procedures applied

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Chapter 2 - Description of Scailex

1.	General

Scailex is a public company whose shares are listed for trading on the Tel-Aviv Stock Exchange and is quoted on the OTC Bulletin Board in the U.S.

On August 21, 2008, the Company entered into an activity acquisition agreement with its controlling shareholder, Suny Electronics Ltd. (“Suny”), for acquiring Suny’s mobile end equipment activity and retail activity (the “acquired activity”). This activity was carried out by Suny through two of its subsidiaries, Suny Telecom and Dinamica. The valuation of the acquired activity was prepared by Giza Singer Even, and is attached to the published outline.

The agreement was finalized on September 29, 2008, after all the suspending conditions were met, including the approval of the transaction by the Company’s general meeting on September 28, 2008.

As of September 30, 2008, the Company’s principal assets are the acquired activity and cash, cash equivalents and marketable securities worth some NIS 940 million.

2.	Fields of Business

2.1.	Mobile Operators Field

This field was previously run by Suny Telecom. The Company’s business in this field entails importing, marketing and the provision of maintenance services for cell phones made by Samsung of Korea, primarily to Israel’s three largest mobile operators: Cellcom, Partner and Pelephone. The Company also sells Samsung spare parts and cell phone accessories.

2.2.	End Customers Field

This field was previously run by Dinamica. In this field, the Company markets cell phones and peripheral accessories (through sales and upgrades) and provides cell phone maintenance services to Cellcom end customers. The activity in this field is carried out through a countrywide chain of stores and points of sale run by the Company under the name Dinamica Cellular. The chain sells cell phones and accessories made by various mobile phone makers, such as Samsung, Nokia, Motorola, Sony Ericsson, etc.

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Chapter 3 - Methodology

1.	Valuation Methodology

Scailex’s equity value was computed based on an examination of Scailex’s economic balance sheet as of September 30, 2008, with certain adjustments, and a valuation of Scailex’s core business, the activity of Dinamica and Suny Telecom, which were acquired from the Company in a transaction that was completed on September 29, 2008.

2.	Valuation of the Acquired Activity

The activity of Suny Telecom and Dinamica was valued based on valuations performed by Giza Singer Even for Suny Telecom and Dinamica, based on reports dated June 30, 2008 and which are valid as of September 18, 2008. These valuations were used for the transaction of the interested parties, were submitted to the Securities Authority in an outline and were approved by the boards of directors of the companies and at the shareholders’ meetings.

In this opinion, we examined whether there were any material changes in the value of both companies as of September 30, 2008. We therefore conducted the following examinations:

š	We examined the results for Q3/2008 and the budget for Q4/2008 in both companies and compared them to second-half-of-the-year forecasts of both companies in the above-mentioned valuations.

š	We had conversations with the management of Scailex, Suny Telecom and Dinamica and received a business survey on the companies and the developments that took place since the valuation date. Accordingly, we evaluated whether material changes need to be made in the parameters used in performing the valuations.

The examination findings are elaborated in Chapter 4 below.

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Chapter 4 - Examination of the Validity of the Valuations

1.	Examination of Suny Telecom's Results

Actual results of Suny Telecom’s activity in Q3/2008 in NIS thousands (un audited):

Suny Telecom	Q3/2008 A

Revenues	114,978
Reported operating profit	13,321
Discounting one-time expenditures
Legal counseling expenses	250
Bonus to employees	1,032
Total one-time expenditures to be discounted	1,282
Amended Operating Profit	14,603
Operating margin	12.7%

Comparison between the valuation forecast for H2/2008 and the estimated results for the second half of 2008*, in NIS thousands:

	July - December 2008 in Valuation	July - December 2008 According to Q3 results*

Revenues	225,397	249,780
Operating profit	23,388	33,910
Operating margin	10.4%	13.6%

* Actually – includes the sum of the actual results for Q3/2008 plus Suny Telecom’s budget for Q4/2008.

Conclusion:

The estimated actual results for H2/2008 are significantly higher than Giza Singer Even’s valuation forecast. An explanation for this gap appears in Chapter 4 below.

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2.	Examination of Dinamica's Results

Actual results of Dinamica’s activity in Q3/2008 in NIS thousands (un audited):

Dinamica	Q3/2008 A

Revenues	34,533
Reported operating profit	1,742
Discounting one-time expenditures
Legal counseling expenses	250
Bonus to employees	430
Amortization of inventory	100
Phone theft	200
Total one-time expenditures to be discounted	980
Amended Operating Profit	2,722
Operating margin	7.9%

Comparison between the valuation forecast for H2/2008 and the estimated results for the second half of 2008*, in NIS thousands:

	July - December 2008 in Valuation	July - December 2008 According to Q3 results*

Revenues	70,682	71,780
Operating profit	6,237	6,492
Operating margin	8.8%	9.0%

* Actually – includes the sum of the actual results for Q3/2008 plus Dinamica’s budget for Q4/2008.

Conclusion:

The estimated actual results for H2/2008 are slightly higher than Giza Singer Even’s valuation forecast.

3.	Survey of Developments in the Cell Phone Market

A summary of the survey of developments in the cell phone market from the date of the valuation, as submitted to us by the Company’s executives:

š	The mobile operators[1]continue to show growth in revenues and profits.

š	Pelephone’s entry into the GSM network stands to raise the competition among the operators.

š	On the other hand, the CDMA era at Pelephone is expected to end. In this field, the Company's only competitor was LG.

š	Hovering over these developments is the potential impact that the global recession could have on this field.

š	In the assessment of Suny Telecom's and Dinamica's executives, the growing competition (among the mobile operators) should substantially offset the effect of the economic recession. It should be emphasized that this assessment is based on "gut feelings" and not on market surveys and/or macroeconomic research.

[1] Cellcom, Partner. and Pelephone’s results for Q3/2008

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4.	Summary

Based on an analysis of Q3/2008 results, after weighting the Company’s budget for Q4/2008 and after reviewing the market developments as of the date of this opinion, the following conclusions were drawn:

š	Giza Singer Even's forecast in the valuation of Suny Telecom was conservative, while the Company actually posted favorable results in Q3/2008. Notwithstanding, given the anticipated market changes, it would be wise to adhere to the conservative approach and not revise the valuation. It should also be kept in mind that the cell phone field is characterized by wide fluctuations triggered by the success of new models introduced by the various cell phone makers. At this point in time, it appears that Samsung's new phone models enjoy much popularity. Past experience shows that this success can only be sustained for a limited time. Presumably the competitors (Nokia, Sony Ericsson, Motorola, LG) will launch their new successful versions that will overtake it in popularity, and then swing back. Due to the nature of these business cycles, we do not believe that the representative profit of this activity can be inferred from the successful results of H2/2008.

š	Dinamica's results match the valuation forecast and no dramatic changes are expected in the Company's results.

š	Pelephone's GSM network is expected to start operating in Q1/2009 and to take a chunk out of Suny Telecom's market of Pelephone customers (this was factored into the valuation).

š	The Israeli economy is in the early stages of a recession, and it is difficult to foresee at this point its extent and magnitude.

š	The valuations took into account a relatively high 15% cost of capital, which first and foremost is meant to address the main risk that the Company faces: its dependency on the license agreement with Samsung.

Given all the above factors and based on the information currently available, including the results for Q3/2008 and the projected results for Q4/2008 as well as the changes in the macroeconomic environment and the cyclic dynamics characterizing Suny Telecom’s field of business, in our assessment the investment in Suny Telecom and Dinamica according to the Company’s financial statements as of September 2008 reflect the fair value of these activities for evaluating the fairness of the transaction from Scailex’s point of view.

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Chapter 5 - Economic Calculation

1.	General

Scailex’s economic value was based on the equity value of Scailex as of September 30, 2008.

The economic balance sheet was based on Scailex’s “solo” accounting balance sheet, including assets and liabilities of discontinued operations.

2.	Scailex's Accounting Balance Sheet

Scailex’s accounting balance sheet as of September 30, 2008, in NIS millions:

Scailex	Solo Accounting Balance Sheet*	Economic Balance Sheet	Note

Assets:
Current Assets
Cash	561.0	561.0
Financial investments	379.0	379.0	1
Other accounts receivable	13.2	13.2
Investment in Suny Telecom and Dinamica	243.8	243.8	2
Prepaid expenses	0.5	0.5
Deferred taxes	25.6	25.6
Total Current Assets	1,223.0	1,223.0
Investments and other non-current assets	10.8	10.8	3
Fixed assets	0.2	0.2
Discontinued operations	0.8	0.8
Total Assets	1,234.8	1,234.8
Liabilities and Capital:
Misc. accounts payable	0.3	0.3
Current and other liabilities	2.1	2.1
Contingent liabilities	34.8	0.0	4
Total Liabilities	37.2	2.4	5
Equity	1,197.5	1,232.4
Total Liabilities and Capital	1,234.8	1,234.8

* After making adjustments (mainly due to activity of Scailex Vision)

1.	Mainly short-term loans and deposits.

2.	The value of Suny Telecom’s and Dinamica’s activity, as determined in the valuation of Giza Singer Even dated September 18, 2008, the validity of which was examined in Chapter 4. Suny Telecom’s and Dinamica’s value in the transaction, and therefore also its book cost, matches the valuation; the transaction was based on the valuation amounts after technical adjustments for changes in working capital that took place from the date of the valuation until the date of the transaction.

3.	Long-term government bond

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4.	A contingent liability whose materialization depends on extraneous factors over which Scailex does not control and whether it materializes will be established by the end of the year. Under IFRS guidelines regarding provisions for contingent liabilities, the Company made a provision in its books for the full exposure, although the economic value of the liability may be materially less. Based on conversations with Company management, the chances of this liability materializing by the end of 2008 are low. In any event, whether the liability materializes will be finally established by the time the transaction is approved in February 2009, and therefore this liability was entered in the economic balance sheet at zero value. It should be noted that the materialization of the liability will only increase the fairness of the transaction from Scailex’s point of view.

5.	The Company’s staff expenses total about NIS 2.4 million, before taxes, in annual terms. Since these expenses, according to explanations by Company management which we accept, are not connected with the management of the existing assets (the subsidiaries, Suny Telecom and Dinamica, have separate managements), but rather for the acquisition of new assets with the Company’s substantial resources, the staff cost burden was not factored into the valuation.

3.	Value of Shareholders’ Equity

Scailex’s equity value as of the valuation date was appraised at about NIS 1,252.4 million. The equity value includes the equity value as of September 30, 2008 (NIS 1,232.4 million), as stated in para. 2, plus Company managements’ estimate, which we accept, of an increase in equity of about NIS 20 million, mostly from the anticipated profit in Q4/2008. This is based on the working assumption that apart from discounting the contingent liability and adding the estimated increase, no material changes are anticipated in the balance sheet items. The anticipated profit estimate is based on Company’s management’s assessment and was not verified by us.

4.	Economic Value of Scailex Share

The economic value of Scailex’s share was computed as follows:

Scailex's equity value ($M)	1,252.4
Scailex's shares* (millions)	37.2
Total share value (NIS)	33.6
Market value of Scailex share (December 21, 2008)	25.8

* 37,247,854 shares (as of December 21, 2008)

The economic value of Scailex’s shares as calculated above is about NIS 33.6 per share.

Conclusion: The acquisition of Sailex’s shares held by Tao at an exercise price of NIS 30 per share is a fair and reasonable value from the point of view of Scailex.

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